Exhibit 18.1

March 25, 2014

Board of Directors

Mitel Networks Corporation

350 Legget Dr.

Kanata, ON

K2K 2W7

Dear Sirs / Madams:

We have audited the financial statements of Mitel Networks Corporation as of December 31, 2013, April 30, 2013, and April 30, 2012, and for the eight-month period ended December 31, 2013 and for each of the three years in the period ended April 30, 2013, included in your Transition Report on Form 10-K to the Securities and Exchange Commission and have included our report thereon dated March 25, 2014, which expresses an unqualified opinion. Note 2 to such financial statements contains a description of your adoption during the 8 month period ended December 31, 2013 of the change in the date of the annual goodwill impairment test. In our judgment, such change is to an alternative accounting principle that is preferable under the circumstances.

Yours truly,

/s/ Deloitte LLP

Chartered Professional Accountants, Chartered Accountants

Licensed Public Accountants